Form 12b-25                                                          Page 1 of 3

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SEC 1344                Persons who potentially are to respond to the collection
(7-2000)                of information contained in this form are not required
Previous version        to respond unless the form displays a currently valid
obsolete                OMB control number.
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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 12b-25

                                                       -------------------------
                        NOTIFICATION OF LATE FILING    SEC FILE NUMBER 333-37719
                                                       -------------------------

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(Check One): |_|Form 10-K  |_| Form 20-F    |_| Form 11-K     |X| Form 10-Q
             |_| Form N-SAR

For Period Ended: September 30, 2001
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         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification relates to a portion of the filing checked above, identify the
Item(s) to which the notification relates:

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PART 1 - REGISTRANT INFORMATION

Global TeleSystems Europe B.V.
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Full Name of Registrant

Hermes Europe Railtel B.V.
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Former Name if Applicable

Terhulpsesteenweg 6A
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Address of Principal Executive Office (Street and Number)

1560 Hoeilaart, Belgium
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City, State and Zip Code

PART II - RULES 12 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Form 12b-25                                                          Page 2 of 3


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the quarter ended September 30, 2001 could not be filed within the prescribed time period because the gathering of information in connection with, as well as the preparation and completion of, the Form 10-Q has required an unexpectedly substantial amount of time.

The registrant's inability to meet the required filing deadline for the Form 10-Q has been impacted significantly by the implementation of the November 2000 restructuring announced by the registrant's parent, Global TeleSystems, Inc. (SEC file number 0-23717) ("Parent") that includes, among other things, Parent's agreement with KPNQwest N.V., executed as of October 18, 2001, pursuant to which KPNQwest N.V. has agreed to acquire the registrant and Parent's Central European operating companies (together, the "KPNQwest Acquisition"). During the period since November 2000, management personnel of Parent (certain of whom are also members of the registrant's management) have been substantially engaged on the restructuring and related initiatives, including, in particular, with KPNQwest N.V. in connection with the KPNQwest Acquisition. These actions have delayed the process of gathering the required information that is necessary to complete the Form 10-Q, as the registrant's management, accounting and financial personnel, who are an integral part of the effort to complete the Form 10-Q, have had to focus a substantial amount of time continuously on the restructuring and related initiatives.

Accordingly, the registrant is unable to file its Form 10-Q in the prescribed time period without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Stephen Baus                    011 44                  207 769 8106
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           (Name)                    (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report that its operating and net losses for the third quarter 2001 will be larger than in the third quarter 2000 primarily as a result of its publicly announced fourth quarter 2000 restructuring initiatives.

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Form 12b-25                                                          Page 3 of 3


                         Global TeleSystems Europe B.V.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November  14, 2001                       By:/s/ Stephen Baus
    --------------------------------              -----------------------------
                                                  Stephen Baus
                                                  Senior Vice President and
                                                  Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).